

February 20, 2020

<u>Via E-mail</u>

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: TEGNA Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed January 21, 2020**
> **Response dated February 18, 2020**
> **File No. 001-06961**

Dear Mr. Kirman:

We have reviewed your response to our comments and have the following additional comment.

1. We note your response to prior comment 4. Notwithstanding the fact that TEGNA may continue to assert the existence of any conflicts of interest with regard to Mr. Kim and Standard General, we believe disclosure of Standard General's commitment not to make any new investment in TV stations without first offering the opportunity to TEGNA is required in order to provide proper context. In future filings, please include this additional background disclosure where reference is made to conflicts of interest.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951. You may also contact Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions